Exhibit 99

February 22, 2019 CONFERENCE CALL Q4 2018 Results 1

Forward Looking Statements 2 We disclose "forward - looking information" or "forward - looking statements" (collectively, "forward - looking statements") to provid e information about management's current expectations and plans. Such forward - looking statements may not be appropriate for other purposes. Forward - looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "like ly" , "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and simi lar expressions suggesting future outcomes or events to identify forward - looking statements. Forward - looking statements include, but are not limited to, statements related to: • Magna’s ability to capitalize on light - weighting, electrification, autonomous driving and smart mobility opportunities; • The expected benefits of our acquisition of Viza Seating; • Growth with our traditional customers and new entrants; • Magna's forecasts of light vehicle production in North America and Europe; • Expected consolidated sales, based on such light vehicle production, including expected split by segment; • Consolidated EBIT margin for 2019; • Adjusted EBIT Margin by segment for 2019; • Consolidated equity income; • Net interest expense; • Effective income tax rate; • net income; • Fixed asset expenditures; and • Future returns of capital to our shareholders, including through dividends or share repurchases. Our forward - looking statements are based on information currently available to us, and are based on assumptions and analyses mad e by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making such forward - looking statements, they are not a guarantee of future perfo rmance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be di ffi cult to predict, including, without limitation: Risks Related to the Automotive Industry • economic cyclicality; • regional volume declines; • intense competition; • potential restrictions on free trade; • escalation of international trade disputes, including new, continued or higher tariffs on commodities and/or automobiles; Customer and Supplier Related Risks • concentration of sales with six customers; • shifts in market shares among vehicles or vehicle segments; • shifts in "take rates" for products we sell; • potential loss of any material purchase orders; • deterioration in the financial condition of our supply base; Manufacturing Operational Risks • product and new facility launch risks; • operational underperformance; • restructuring costs; • impairment charges; • labour disruptions; • supply disruptions; • climate change risks; • attraction/retention of skilled labour ; IT Security Risk • IT/Security breaches; Pricing Risks • pricing risks between time of quote and start of production; • price concessions above contractual long - term agreement percentages; • commodity cost increases; • declines in scrap steel prices; Warranty / Recall Risks • costs to repair or replace defective products; • warranty costs that exceed warranty provisions; • costs related to significant recalls; Acquisition Risks • an increase in our risk profile as a result of completed acquisitions; • acquisition integration risks; Other Business Risks • risks related to conducting business through joint ventures; • our ability to consistently develop innovative products or processes; • changing risk profile as a result of investment in strategic product areas such as powertrain and electronics; • risks of conducting business in foreign markets; • fluctuations in relative currency values; • tax risks; • reduced financial flexibility as a result of an economic shock; • changes in credit ratings assigned to us; • the unpredictability of, and fluctuation in, the trading price of our Common Shares; Legal, Regulatory and Other Risks • antitrust and compliance risks; • legal claims and/or regulatory actions against us; and • changes in laws. In evaluating forward - looking statements or forward - looking information, we caution readers not to place undue reliance on any forward - looking statement, and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward - looking statements, including the risks, assumptions and uncertainties above which are discussed in greater detail in this document under the section titled "Industry Trends and Risks" and set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40 - F filed with the United States Securities and Exchange Commission, and subsequent filings .

Reminders • All amounts are in U.S. Dollars (unless otherwise noted) • Today’s discussion excludes the impact of other expense, net • Results for 2017 have been restated to reflect our adoption of a new revenue accounting standard related to tooling and pre - production engineering 3

Q4 2018 Highlights • Fourth quarter records for sales, Adjusted Diluted EPS • Returned $585 million to shareholders • Continued organic growth over market • Growth and innovation in liftgates • Seating’s acquisition of Viza • Upcoming launch of the Toyota GR Supra 4

Sales Performance vs Market Q4 2018 vs Q4 2017 Reported Organic 1 Unweighted Outperformance Weighted Outperformance Body Exteriors & Structures (4%) (1%) 3% 0% Power & Vision 1% 3% 7% 4% Seating 10% 15% 19% 16% Complete Vehicles 39% 43% 47% 44% TOTAL SALES 5% 7% 11% 8% Unweighted Production Growth (4%) Weighted Production Growth 2 (1%) 1 Excluding acquisitions net of divestitures and FX movements 2 Calculated by applying Magna geographic sales weighting, excluding Complete Vehicle sales, to regional production 5

Thermoplastic Liftgate Proves To Be Winning Solution • One of the fastest growing products in our suite of lightweighting technologies • Our liftgate for 2019 Jeep Cherokee recognized with multiple industry innovation awards • Achieved a 28 percent mass reduction over steel version 6 Magna innovations on the 2019 Jeep Cherokee earned multiple industry awards

Viza Seating Acquisition • Expands our global footprint and vertical integration in seat structures • Customers include VW, PSA, and Renault Nissan • Brings seat - structure technology and expertise along with a portfolio of products including patented floor - latch systems and foldable seats • Will help further develop reconfigurable seating solutions for the smart mobility landscape 7

Magna to Build the Toyota GR Supra • Magna adds new customer and additional sports car to complete vehicle assembly line - up • Production to begin in March • Further demonstrates our unique position in the industry • Well above average CPV including seats, body stampings, door latches, and the liftgate 8 Magna to build the all - new Toyota Supra sports car at its Graz, Austria facility (photo courtesy of Toyota)

Impairment Charge on Investment in Getrag - Ford Joint Venture • 50/50 joint - venture in Europe with Ford • Impairment charge reflects declining demand for manual transmissions • Manual transmissions account for ~90% of JV’s volumes 9 Continued Strong Demand for Dual Clutch Transmissions (DCT) Including Getrag’s Hybrid DCT for Both 48V and HV Applications

Q4 2018 Financial Highlights • Details: – Q4 record Consolidated Sales – up 5% – Consolidated Adjusted EBIT – down 10% – Q4 Adjusted Net Income Attributable to Magna – down 5% – Q4 record Adjusted Diluted EPS – up 3% • Generated $871M in free cash flow • Returned $585M to shareholders • Quarterly dividend increased by 11% 10

Q4 2018 Consolidated Sales Performance $ BILLIONS ($Millions) (156) 43 130 474 453 B/(W) 9.7 4.2 3.0 1.4 1.7 10.1 Q4 2017 Body Exteriors & Structures Power & Vision Seating Complete Vehicles Q4 2018 + 5 % RECORD 11

Q4 2018 Consolidated Sales Performance $ BILLIONS Key Factors: • Launch of new programs (+) • Foreign exchange translation ( - ) • Change in production volumes on other programs ( - ) Q4 2017 Q4 2018 + 5% 9.7 10.1 12

Q4 2018 Adjusted EBIT and Equity Income - 120 BP ADJUSTED EBIT MARGIN % 8.4 7.2 KEY FACTORS - 36 % EQUITY INCOME ($ Millions) 87 56  Q4 2017  Q4 2018 13 - 10 % ADJUSTED EBIT ($ Millions) 813 730 • Power & Vision ( - ) • Complete Vehicles ( - ) • Corporate and other ( - ) • Seating ( - ) • Body Exteriors & Structures (+)

Q4 2018 Financial Highlights Q4 2017 Q4 2018 ADJUSTED DILUTED EPS + $0.05 $1.58 $1.63 14 Q4 2017 Q4 2018 EFFECTIVE TAX RATE - 460 BP 26.0% 21.4% Q4 2017 Q4 2018 ADJUSTED NET INCOME ATTRIBUTABLE TO MAGNA - $29 Million $571M $542M

Q4 2018 Segment Sales BODY EXTERIORS & STRUCTURES $ BILLIONS • Change in production volumes on other programs ( - ) • Foreign currency translation ( - ) • Net customer price concessions ( - ) • New program launches (+) Significant New Launches: • Ram 1500 Pickup • GMC Sierra and Chevrolet Silverado • BMW X3 • Mercedes - Benz G - Class Q4 2017 Q4 2018 - 4% 4.3 4.2 15

Q4 2018 Segment Adjusted EBIT Margin % BODY EXTERIORS & STRUCTURES • Productivity and efficiency improvements (+) • Lower new facility costs (+) • Inefficiencies at a plant we are closing ( - ) • Higher launch costs ( - ) Q4 2017 Q4 2018 + 20 BP 8.2% 8.4% 16

Q4 2018 Segment Sales POWER & VISION $ BILLIONS • New program launches (+) • Acquisitions, net of divestitures (+) • Foreign currency translation ( - ) • Change in production volumes on other programs ( - ) • Net customer price concessions ( - ) Significant New Launches: • GMC Sierra and Chevrolet Silverado • Porsche Cayenne • BMW X3 • Volvo XC60 Q4 2017 Q4 2018 + 1% 2.9 3.0 17

Q4 2018 Segment Adjusted EBIT Margin % POWER & VISION • Spending associated with electrification and autonomy ( - ) • Higher launch costs ( - ) • Lower equity income ( - ) • Higher warranty costs ( - ) • Contribution on higher sales (+) Q4 2017 Q4 2018 - 240 BP 10.9% 8.5% 18

Q4 2018 Segment Sales SEATING $ BILLIONS • New program launches (+) • Change in production volumes on other programs (+) • Foreign currency translation ( - ) • Net customer price concessions ( - ) Significant New Launches: • BMW X5 • Lynk & Co 01 and 02 • Skoda Kodiaq Q4 2017 Q4 2018 1.305 1.435 19 + 10%

Q4 2018 Segment Adjusted EBIT Margin % SEATING 20 Q4 2017 Q4 2018 - 40 BP 8.1% 7.7% • Higher new facility costs ( - ) • Favourable customer pricing resolution (+) • Lower launch costs (+) • Brazilian tax recovery (+)

Q4 2018 Complete Vehicles 21 + 35 % ASSEMBLY VOLUMES (Thousands of units) 27.2 36.6 + 39 % SALES ($ Billions) 1.2 1.7 - 4 ADJUSTED EBIT ($ Millions) 28 24 ADJUSTED EBIT MARGIN % 2.3 1.4  Q4 2017  Q4 2018

Q4 2018 Cash Flow $ MILLIONS Cash from Operations Net Income + Non - Cash Items $ 1,001 Changes in Non - Cash Operating Assets & Liabilities $ 597 $ 1,598 Investment Activities Fixed Assets $ (647) Investments, Other Assets & Intangibles $ (150) Acquisition of Olsa $ (152) $ (949) Proceeds from Disposition and Other $ 70 Add Back: Acquisition of Olsa $ 152 Free Cash Flow $ 871 22

Return of Capital to Shareholders Common Shares Repurchased in Q4 9.9M $ to Repurchase Shares in Q4 $ 479M Dividends Paid $ 106M Total Q4 Return to Shareholders $ 585M Common Shares Repurchased to date in Q1 1 2.0M $ to Repurchase Shares in Q1 1 $ 100M 23 1 As of February 15, 2019

Free Cash Flow Outlook $ BILLIONS 24 2018 2019 1.8 - 1.9 1.7 - 1.9 PREVIOUS 2018 Actual 2019 1.6 1.9 - 2.1 ~$200 Million Working Capital Shift CURRENT

Summary 25 • Posted Q4 records for sales and diluted EPS • Operating segments largely performed in - line with our expectations • 2019 Outlook is unchanged from January other than the shift in working capital from 2018 to 2019 • Expect to generate strong sales, earnings and free cash flow in 2019

February 22, 2019 APPENDIX Q4 2018 Conference Call 26

Q4 2018 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Exp./Inc. Excl. Other Exp./Inc. Income Before Income Taxes $ 607 $ 97 $ 704 % of Sales 6.0% 6.9% Income Taxes $ 140 $ (11) $ 151 % of Pretax 23.1% 21.4% Income Attributable to Non - Controlling Interests $ (11) $ - $ (11) Net Income Attributable to Magna $ 456 $ 86 $ 542 Earnings Per Share $ 1.37 $ 0.26 $ 1.63 27

Q4 2017 Reconciliation of Reported Results EXCLUDING OTHER EXPENSE (INCOME), NET $ MILLIONS – EXCEPT PER SHARE FIGURES Reported Other Exp./Inc. Excl. Other Exp./Inc. Income Before Income Taxes $ 765 $ 28 $ 793 % of Sales 7.9% 8.2% Income Taxes $ 190 $ (16) $ 206 % of Pretax 24.8% 26.0% Income Attributable to Non - Controlling Interests $ (16) $ - $ (16) Net Income Attributable to Magna $ 559 $ 12 $ 571 Earnings Per Share $ 1.54 $ 0.04 $ 1.58 28

2019 Outlook February January Vehicle Production: – North America 17.0M 17.0M – Europe 22.3M 22.3M – China – Magna’s Top 30 Programs 1 4.7M 4.7M Foreign Exchange Rates: – U.S. – Cdn 0.760 0.760 – U.S. – Euro 1.130 1.130 – U.S. – RMB 0.145 0.145 29 1 Represents ~70% of Magna’s 2018 consolidated sales in China

2019 Outlook 1 $ BILLIONS UNLESS OTHERWISE NOTED U.S. GAAP February January Sales: • Body Exteriors & Structures $16.8 - $17.6 $16.8 - $17.6 • Power & Vision $11.2 - $11.8 $11.2 - $11.8 • Seating Systems $5.8 - $6.2 $5.8 - $6.2 • Complete Vehicles $6.9 - $7.3 $6.9 - $7.3 Total Sales $40.2 - $42.4 $40.2 - $42.4 EBIT Margin % 7.3% - 7.6% 7.3% - 7.6% Equity Income $195M - $240M $195M - $240M Interest Expense ~$100M ~$100M Tax Rate ~24% ~24% Net Income Attributable to Magna $2.1 - $2.3 $2.1 - $2.3 Capital Spending ~$1.7 ~$1.7 30 1 In this outlook we have assumed no material unannounced acquisitions or divestitures or other significant transactions. The out look reflects the divestiture of our Fluid Pressure & Controls business, which is expected to occur at the end of the first quarter of 2019. However the outlook above does not include any estimated ga in or loss on the sale.

2019 Segment Adjusted EBIT Margin %  2017  2018  Current 2019 Outlook 31 BODY EXTERIORS & STRUCTURES 8.1% 8.0% 8.2 - 8.6% SEATING SYSTEMS 8.3% 7.7% 6.8 - 7.3% POWER & VISION 10.2% 9.5% 8.5 - 9.0% COMPLETE VEHICLES 1.9% 1.1% 1.5 - 2.0%

Segment Impact on Adjusted EBIT % of Sales Q4 2018 vs Q4 2017 $ MILLIONS Sales Adjusted EBIT Adjusted EBIT as a Percentage of Sales Fourth Quarter of 2017 $ 9,684 $ 813 8.4% Increase (Decrease) related to: Body Exteriors & Structures $ (156) $ (3) 0.1% Power & Vision $ 43 $ (69) (0.7%) Seating Systems $ 130 $ 4 (0.1%) Complete Vehicles $ 474 $ (4) (0.4%) Corporate and Other $ (38) $ (11) (0.1%) Fourth Quarter of 2018 $ 10,137 $ 730 7.2% 32

Geographic Sales Q4 2018 vs Q4 2017 33  Q4 2017  Q4 2018 + 1 % NORTH AMERICA ($Billions) PRODUCTION +1% - 5 % ASIA ($Millions) PRODUCTION - 6% (China - 14%) + 11 % EUROPE ($Billions) PRODUCTION - 1% - 18 % REST OF WORLD ($Millions) S.A. PRODUCTION - 8% 4.96 5.01 3.98 4.43 728 694 160 132

Adjusted Debt to Adjusted EBITDA Calculation $ MILLIONS Q4 2018 Unadjusted LTM EBITDA $ 4,385 Other Income (Expense) LTM $ (43) Other $ 421 Adjusted EBITDA $ 4,763 Debt per Balance Sheet $ 4,383 Operating Lease Adjustment $ 1,732 Other $ 245 Adjusted Debt $ 6,360 Adjusted Debt / Adjusted EBITDA 1.34x 34